

February 4, 2009

Mr. Lou Van Vuuren
Chief Financial Officer
Great Basin Gold Ltd.
1108 - 1030 West Georgia Street
Vancouver BC, V6E 2Y3
Canada

> **Re:** **Great Basin Gold Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **Response Letter Filed August 13, 2008**
> **Form 40-F/A for Fiscal Year Ended December 31, 2007**
> **Filed December 1, 2008**
> **Response Letter Dated December 1, 2008**
> **File No. 001-31729**

Dear Mr. Van Vuuren:

        We have reviewed your response letter and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 40-F/A for the Fiscal Year Ended December 31, 2007, Filed December 1, 2008

        We note your amended filing does not include certifications required by General Instruction B(6)(a)(1) and B(6)(a)(2) of Form 40-F. Please re-file your amended Form 40-F and include currently-dated certifications as exhibits thereto. Please also ensure your amended filing includes a currently-dated signature page and currently-dated auditor consents.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Detailed responses greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief